TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES RENMARK
FINANCIAL COMMUNICATIONS INC. TO
HANDLE ITS INVESTOR RELATIONS ACTIVITIES

For Immediate Release: December 3, 2007, Vancouver, BC – Teryl Resources Corp.

(TSX Venture Exchange: TRC.V) is pleased to announce that it has retained the services of Renmark Financial Communications Inc. to handle its investor relations activities. Renmark will provide consulting services including coordinating and assisting with road shows, investors forums, investment community relations, preparation of news releases, and dissemination of corporate information. The fees for the services shall be a monthly fee of $6,000 CDN for the months of December 2007 through May 2008, and $7,500 CDN for the months of June through November 2008, inclusively, subject to regulatory approval.

Established in 1999, Renmark Financial Communications is a full service investor relations firm, which offers a wide range of integrated Investor Relations and Financial Communications Services. Its team of 30 IR experts work hand in hand with its ever-expanding media department, combining to make Renmark one of the largest retail Investor Relations firms in Canada. Renmark represents a mix of companies on U.S. and Canadian exchanges (www.renmarkfinancial.com/en/home/ ).

“We are pleased to announce that we have selected Renmark to strengthen Teryl Resources’ profile in the financial community and enhance the visibility of our project portfolio. We choose Renmark because its standards and methodologies fit best with the message we wish to communicate to the investing public,” noted John Robertson, President of Teryl Resources Corp.

About Teryl Resources :
Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF). Linux Gold Corp. owns 1.2 million shares of Teryl Resources Corp. Additionally; Teryl Resources Corp. has a 10% net profit interest from Kinross for the Stepovich Claims. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

For more information, please contact:
John Robertson
President
800-665-4616

Renmark Financial Communications Inc.
Dan Symons : dsymons@renmarkfinancial.com
John Boidman : jboidman@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.